[Letterhead of Sullivan & Cromwell LLP]

May 12, 2017

Dietrich A. King

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, NE,

Washington, DC 20549.

Re:	Byline Bancorp, Inc. Confidential Draft Registration Statement on Form S-1
(File No. 377-01538)

Dear Mr. King:

On behalf of our client, Byline Bancorp, Inc. (the “Company”), enclosed please find a copy of Confidential Draft Submission No. 2 (the “Revised Draft”) of the above-referenced Registration Statement (the “Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis on the date hereof, marked to show changes from the draft of the Registration Statement submitted to the Commission confidentially on April 7, 2017.

The changes reflected in the Revised Draft include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 5, 2017 (the “Comment Letter”). The Revised Draft also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, the Company has reproduced each of the Staff’s comments below and provided responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company hereby advises the Staff that it will be supplementally providing the Staff with copies of written communications that will be provided to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company further advises the Staff that it does not intend for investors to retain copies of any such materials.

2.	Please tell us whether you commissioned the data you obtained from SNL Financial. If you commissioned the data, please disclose this in the prospectus and provide a consent from SNL Financial to the use of its name in the prospectus. Please refer to Section 7 of the Securities Act and Securities Act Rule 436.

The information provided by SNL Financial included in the Draft Registration Statement was not commissioned by the Company for use in the Draft Registration Statement. SNL Financial is a well-known provider of data to the banking industry. The information appearing in the Draft Registration Statement from SNL Financial is derived from publicly available sources (namely the FDIC’s summary of deposit surveys). As a result, the Company does not believe that Rule 436 under the Securities Act is applicable to the information appearing in the Draft Registration Statement that is sourced from SNL Financial.

Implications of Being an Emerging Growth Company

3.	Please update the revenue threshold beyond which you will lose your status as an emerging growth company from $1,000,000,000 to $1,070,000,000 throughout the prospectus to account for the five-year inflation adjustment that took effect on April 12, 2017. Please refer to SEC Release 33-10332 for guidance.

The Company has updated the revenue threshold by which it will lose its status as an emerging growth company from $1,000,000,000 to $1,070,000,000 to account for the five-year inflation adjustment that took effect on April 12, 2017 on pages iii and 43 of the Revised Draft in response to the Staff’s comment.

Prospectus Summary, page 1

4.	In the last full paragraph, please define the term “Great Recession,” which we note you use throughout the prospectus.

The Company has defined the term “Great Recession” on page ii of the Revised Draft in response to the Staff’s comment.

Prospectus Summary, page 2

5.	We note that on page 88 you present two tables with data of non-performing assets as of December 31, 2016 with different amounts of non-accrual loans and OREO. Please revise as necessary.

The Company has revised the table on page 88 of the Revised Draft in response to the Staff’s comment.

6.	The amount of Non-accrual & 90 Days or More Past Due Loans & Leases for the year ended 12/31/16 on page 2 and on page 99 are not consistent with the amounts appearing on page 88 under the title MD&A – Financial Condition – Non-Performing Assets. In addition, on page 88 you disclose that past due loans 90 days or more still accruing interest have a zero balance in both tables but you appear to have loans past due 90 days or more based on your disclosures on pages 9 and 105. Please revise to ensure disclosures are consistent.

The Company has revised the tables on pages 2, 88 and 100 and the disclosure on pages 9 and 106 of the Revised Draft in response to the Staff’s comment.

7.	Please include on page 2 and on page 99 the GAAP measures of Common Equity and Common Equity/Assets with the same prominence as the non-GAAP measures of Tangible Common Equity and Tangible Common Equity/Tangible Assets.

The Company has added the GAAP measures of Common Equity and Common Equity/Assets with the same prominence as the non-GAAP measures of Tangible Common Equity and Tangible Common Equity/Tangible Assets on pages 2 and 100 of the Revised Draft in response to the Staff’s comment.

Risk Factors

8.	Please add a risk factor describing the potential conflicts of interest that may exist by virtue of the fact that Mr. del Valle Perochena serves as a director of the company, exercising control of 46.58% of the company’s voting stock by virtue of his control of MBG Investors I, L.P., while simultaneously serving as Chairman of Grupo Kaluz and Grupo Financiero BX+, companies that appear to have competing interests in the financial services sector. Alternatively, if you believe that such a risk factor is unnecessary, please tell us why. Please refer to Item 503(c) of Regulation S-K.

The Company respectfully submits that it does not believe an additional risk factor is appropriate because neither Grupo Kaluz nor Grupo Financiero BX+ are engaged in competing business activities with the Company in the United States. Grupo Financiero BX+ only operates in Mexico and Grupo Kaluz’s operations are primarily located outside of the United States and it does not engage in any U.S. banking activities. As disclosed in the Revised Draft, all of the Company’s business is conducted in the United States. To the extent that changes in the future, the Company will consider adding risk factor disclosure, if appropriate.

Risks Related to Our Business

Credit and Interest Rate Risks

We may underestimate the credit losses inherent in our loan and lease portfolio and have credit losses in excess of the amount we provide for loan and lease losses, page 18

9.	Please revise the ALLL as a percentage of total nonperforming loans as of December 31, 2016 in the fourth paragraph to be consistent with the amount of nonperforming loans appearing on page 88 under the title “MD&A – Financial Condition – Non-Performing Assets.”

The Company has revised the ALLL as a percentage of total nonperforming loans as of December 31, 2016 on page 18 of the Revised Draft in response to the Staff’s comment.

Use of Proceeds, page 51

10.	Please disclose the interest rate, maturity and amount of the debt you plan to repay or refinance with the offering proceeds. Please refer to Instruction 4 to Item 504 of Regulation S-K.

The Company has disclosed the interest rate, maturity and amount of the outstanding debt under its revolving credit agreement that it intends to repay with the net offering proceeds on page 50 of the Revised Draft in response to the Staff’s comment.

11.	You disclose under “Use of Proceeds” that you intend to use the net proceeds to repay or refinance the company’s outstanding debt and that the amount and timing of these expenditures will vary depending on a number of factors. However, on page 91 under “MD&A – Liquidity” you disclose that you expect that after consummation of this offering you will repay all amounts outstanding under the company’s revolving credit agreement. Please revise the related sections of the filing as necessary.

The Company has revised the related sections on pages 13 and 50 of the Revised Draft in response to the Staff’s comment to clarify that it intends to repay the outstanding debt under its revolving credit agreement with the net proceeds from the offering.

Capitalization, page 54

12.	Please disclose on pages 54 and 61 the GAAP measure of common equity to assets with the same prominence as the non-GAAP measure of tangible common equity to tangible assets.

The Company has added the GAAP measure of Common Equity to Assets with the same prominence as the non-GAAP measure of Tangible Common Equity to Tangible Assets on pages 16, 53 and 61 of the Revised Draft in response to the Staff’s comment.

Unaudited Pro Forma Consolidated Financial Information and Other Data, page 58

13.	Please revise the Ridgestone Historical financial information to be consistent with the audited consolidated statements of income for the period from January 1, 2016 through October 14, 2016.

The Company has revised the column with the Ridgestone Historical financial information on pages 57 and 58 of the Revised Draft to be consistent with the audited consolidated statements of income for the period from January 1, 2016 through October 14, 2016, in response to the Staff’s comment. Furthermore, the Company included a column “ Ridgestone Historical Reclassification Adjustment” to conform such financial information to the presentation of the Company’s consolidated statement of operations.

14.	Please expand the notes to the pro forma adjustments to provide the information necessary for an investor to compute the adjustments.

The Company has revised the notes to the pro forma adjustments on pages 58 and 59 of the Revised Draft in response to the Staff’s comment.

15.	The amortization of the deposit premium of $851,000 appears high in relation to the interest expense on deposits of $2.5 million incurred by Ridgestone in 2016. Please tell us how you computed: (i) the deposit premium; (ii) the amortization method used; and (iii) the relationship between the amortization of the deposit premium and the interest expense incurred on deposits acquired from Ridgestone.

In connection with the Company’s acquisition of Ridgestone, it engaged a third party consultant to provide acquisition valuation services, including the valuation of the outstanding Ridgestone Bank certificates of deposit. In determining the fair value of the certificates of deposit, the Company used a discounted cash flow analysis which involved performing a present value analysis of the contractual payments over the remaining life of the certificates of deposit at market-based interest rates. The Company calculated the amortization of the deposit premium based on the weighted average remaining months to maturity of the certificates of deposit. As of the date of acquisition, the Ridgestone time deposit portfolio had a weighted average of 6 months to maturity. Based on this analysis, the Company determined that the Ridgestone deposit premium was $1.3 million based on total time deposits of $272 million, or approximately 0.47%.

The Company has added disclosure on page 59 of the Revised Draft to respond to the Staff’s comment.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures, page 62

16.	You added acquisition accounting adjustments to the allowance for loan and lease losses to derive an ALLL plus acquisition accounting adjustments. Please address the following:

•	Tell us how adding acquisition accounting adjustments to the allowance for loan and lease losses provides useful information to investors in evaluating the risk of credit losses in your loan portfolio;

The Company disclosed the above mentioned non-GAAP credit metric in order to provide supplemental information to investors on the combined allowance for loan losses and acquisition accounting fair value adjustments compared to the combined originated and acquired loan portfolios. The Company believes this additional metric, which is utilized by its banking regulators in assessing the Company’s loan portfolio, is relevant since it provides a comprehensive perspective on the credit loss protection available to a loan portfolio that includes the following:

(i) originated loans, for which the allowance for loan and lease losses is available to absorb credit losses;

(ii) performing (non-impaired) acquired loans accounted for under ASC 310-20, for which both the allowance for loan losses and the remaining net acquisition fair value adjustment are available to absorb credit losses (on individual loans); and

(iii) acquired impaired loans accounted for under ASC 310-30, for which both a specific portion of the allowance for loan losses and the remaining net acquisition fair value adjustment are available to absorb credit losses (based on the allocation of that fair value adjustment to the related acquired impaired pools and individually accounted for loans).

As a result, adding acquisition accounting adjustments to the allowance for loan and lease losses provides readers of its financial statements with additional information to understand its reserve coverage relative to that of its peers who do not have acquired loans on their balance sheet. The Company believes that including these adjustments also helps the readers of its financial statements understand the total amount of acquisition accounting discounts and loan loss reserves associated with its loan portfolio, because, due to the large percentage of its loans that are acquired and do not have a carryover of the historical allowance for credit losses related to the acquired loans, its basis of accounting for loan loss reserves on acquired loans is different from the basis of accounting used by banks that do not have a large portfolio of acquired loans. In addition, the Company notes that similar metrics are commonly used by peer companies with a high percentage of acquired loans.

At December 31, 2016, acquired loans comprised over 40% of the Company’s total loans. These acquired loans resulted from (i) the Recapitalization and (ii) the acquisition of Ridgestone in October 2016, which contributed approximately $367 million in total loans (including loans held for sale), after fair value adjustments.

As noted above, the purpose of the Company’s non-GAAP disclosure of adjusted allowance to total loans is to enhance investors’ understanding of the credit loss protection available to the entire loan portfolio, given that the GAAP disclosure of allowance to total loans does not take into account the material percentage of the Company’s loan portfolio that is comprised of acquired loans with fair value adjustments. Additionally, this non-GAAP ratio allows investors to compare the reserve coverage to that of the Company’s peers who may not have the magnitude of acquired loans on their balance sheet when evaluating the credit risk in the Company’s loan portfolio. Therefore, the Company respectfully submits to the Staff that the non-GAAP disclosure of adjusted allowance for loan losses provides useful information for investors to evaluate the Company’s loan portfolio.

•	Tell us how adding the acquisition accounting adjustments to the allowance for loan and lease losses properly reflects loan prepayment risks in your loan portfolio; and

The total loans and leases on the Company’s balance sheet include acquired loans, which were measured at fair value at the time of the acquisition and Recapitalization, respectively. The expected cash flows used to calculate the estimated fair value of the acquired loans took into consideration estimated future credit losses by applying probabilities of defaults and losses given projected default parameters as well as an estimated rate of prepayments. The resulting acquisition accounting adjustment reflects the loss assumption for the life of the loan. Thus, the Company believes adding the acquisition accounting adjustments to the allowance for loan and lease losses as it relates to the total loans and leases balance before acquisition accounting properly reflects loan prepayment risks in its loan portfolio and potential credit risk over the lifetime of the loan.

•	Given that adding the acquisition accounting adjustments to the allowance for loan and lease losses appears to represent a tailored accounting principle, tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations issued on May 17, 2016.

Question 100.04 applies to non-GAAP performance measures that have the effect of accelerating revenue ratably over time and substituting individually tailored recognition and measurement methods for revenue or other financial statement line items in a manner that violates Rule 100 (b) of Regulation G. The acquisition accounting adjustments, which are related to the premiums and accretable portions of the discounts as a result of applying the fair value adjustments at the time of the business combination under ASC 805, are amortized/accreted to interest income over their estimated life in accordance with GAAP, using the effective yield method. Rather, this non-GAAP measure just adds the unamortized accretable and nonaccretable discounts as of the balance sheet date as calculated in accordance with GAAP to the allowance for credit losses (i.e., two GAAP-based balance sheet measures). In addition, the Company considered whether this metric may substitute a tailored recognition and measurement principle for other financial statement line items. As noted above, the non-GAAP metric of “Allowance for loan and lease losses plus acquisition accounting adjustments / total loans and leases held for investment before acquisition accounting” provides investors useful and supplemental information in understanding the Company’s reserve coverage compared to that of its peers who may not have the magnitude of acquired loans on their balance sheet when evaluating the credit risk of its loan portfolio. Therefore, the Company respectfully notes to the Staff that it does not believe this supplemental information violates Rule 100(b) of Regulation G.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recapitalization, page 64

17.	Please revise to expand your discussion of the recapitalization. Specifically, please describe: (i) the steps taken to effectuate the recapitalization; (ii) identify and describe the parties involved; (iii) identify and describe the individuals involved in the recapitalization who now hold officer and/or director positions with the company; and (iv) please explain the relationship between BXM Holdings, Inc., which appears to have led the recapitalization, and MBG Investors I, L.P., which is the company’s largest shareholder and is controlled by Mr. del Valle Perochena, a director of the company.

The Company has revised and expanded the disclosure regarding the recapitalization on pages 64 and 65 of the Revised Draft in response to the Staff’s comment.

Results of Operations, page 71

Overview, page 71

18.	In view of the magnitude of the impact on year-over-year net income of the reversal of the valuation allowance on the Company’s deferred tax asset, please tell us why you believe it is appropriate to attribute the “primary reasons” for your net income increase to the noted strategies. In this regard, we note that approximately 75% of the increase appears to be due to the reversal. To the extent necessary, please revise your net income discussion here and in the prospectus summary to characterize the drivers of your net income growth.

The Company has revised the disclosure on page 72 of the Revised Draft in response to the Staff’s comment to clarify that the primary increase in year-over-year net income was due to the reversal the valuation allowance on the Company’s deferred tax asset.

19.	Please expand your disclosure to clarify and emphasize the importance of your operating loss carryforwards to your financial status, discuss your ongoing reliance on these carryforwards to generate net income, and revise your risk factor disclosure either with a new risk factor or by revising your existing risk factor on page 34 entitled “Our ability to recognize the benefits of deferred tax assets…” to address the importance of these carryforwards to your company. Please refer to Item 303(a)(3)(i) of Regulation S-K and Item 503(c) of Regulation S-K.

The Company respectfully notes to the Staff that after the reversal of the valuation allowance on the Company’s deferred tax asset in 2016, although the net operating losses will reduce the Company’s future, actual tax payments, the net operating losses do not contribute to the Company’s net income on an ongoing basis because the Company will continue to include a tax provision on its GAAP income statement. As disclosed in the risk factor on page 33 of the Revised Draft, the value of the Company’s deferred tax asset is dependent on its ability to generate future net income as well as its applicable tax rate and to the extent those items deviate from the Company’s current projections, it may have to take a reduction in the gross deferred tax asset in the future.

Financial Condition

Non-Performing Assets, page 88

20.	Please expand the disclosure to provide the information required by Item III.C.1(c) of Guide III with regard to troubled debt restructurings. In addition, consider disclosing the amount of troubled debt restructurings included in non-accrual loans.

The Company has expanded the disclosure regarding the troubled debt restructurings on page 88 of the Revised Draft in response to the Staff’s comment and has disclosed the amount of troubled debt restructurings included in non-accrual loans.

21.	Please expand the disclosure to provide the information required by Instruction 2 of Item III.C.1 of Guide III with regard to non-accrual loans and troubled debt restructurings.

The Company has expanded the disclosure on page 88 of the Revised Draft to separately state the aggregate amounts of non-accrual loans and leases, accruing loans which are 90 days or more past due and troubled debt restructured loans, as of December 31, 2016 and 2015. In addition, the Company has revised the disclosure on page 88 of the Revised Draft to state, as of December 31, 2016, the gross interest income that would have been recorded had non-accrual loans been current in accordance with their original terms, and the amount of recorded interest income on those loans. The Company, however, does not have access to all of the original loan files of troubled debt restructurings that were originated prior to the Recapitalization and is therefore unable to provide the gross interest income that would have been recorded on such loans had they remained current in accordance with their original terms. The Company does not believe that information about the amount of interest that would have hypothetically been payable on the troubled debt restructured loans had such loans not been modified is material to investors because (1) the most relevant information for investors is the current interest income attributable to such loans and (2) substantially all of the troubled debt restructured loans were originated under a prior management team before the Recapitalization.

Borrowed Funds, page 90

22.	Please expand the disclosure to provide the information required by Item VII of Guide III with regard to short-term borrowings.

The Company has expanded the disclosure regarding short-term borrowings on page 90 of the Revised Draft in response to the Staff’s comment.

Supervision and Regulation, page 117

23.	Please delete the last sentence of the italicized introductory paragraph, as you are not permitted to qualify your disclosure in this manner. Please refer to Securities Act Rule 411(a).

The Company has revised the introductory paragraph on page 118 to delete the qualification in response to the Staff’s comment.

Management

Non-Employee Directors, page 131

24.	Please clarify whether Mr. del Valle Perochena and Ms. Jaime Ruiz Sacristan serve as directors of BXM Holdings, Inc. and revise your disclosure as necessary. Please refer to Item 401(e)(2) of Regulation S-K.

Mr. del Valle Perochena and Mr. Jaime Ruiz Sacristán do not serve as directors of BXM Holdings, Inc.

Executive and Director Compensation

Anticipated Changes to Our Compensation Program Following the Offering, page 142

Director Compensation, page 143

25.	We note your disclosure stating that you “plan to adopt [new] incentive plans[,]”that you “expect…any revised compensation programs will be effective prior to the effectiveness of the registration statement…[,]” and that you expect this to apply to your executive officers and certain” non-employee directors.” Once your new programs have been substantially finalized, in a subsequent pre-effective amendment to the registration statement please expand your disclosure to describe these changes and file the relevant plans as exhibits. Please refer to Item 402(o), Item 402(r) and Item 601(b)(10)(iii)(A) of Regulation S-K for guidance.

The Company will provide details on any incentive compensation plans in a pre-effective amendment to the Registration Statement and it will file the relevant plans as exhibits.

26.	Please provide additional narrative disclosure to describe the circumstances pursuant to which you awarded Mr. Herencia a $400,000 “special incentive payment.” Please refer to Item 402(r)(3) of Regulation S-K.

The Company has expanded the disclosure regarding Mr. Herencia’s compensation in footnote 1 on page 144 of the Revised Draft in response to the Staff’s comment.

Certain Relationships and Related Transactions

Certain Related Party Transactions, page 146

27.	Please revise your disclosure to clarify for each of the first three related party transactions whether the sales you disclose represent the aggregate total securities sold for those periods combined or represent the total sold for each monthly period specified. For example, please revise to clarify whether you sold 11,001,629.4539 shares of company stock for $35.8 million in March 2016 and October 2016 or if the 11,001,629.4539 shares sold represents the total aggregate number of shares sold. If the latter, please expand your disclosure to detail the amounts of securities and the price paid for each transaction. Finally, based on his ownership interest in MBG Investors and his role as general partner, please provide disclosure for Mr. del Valle Perochena or tell us why you believe it is not required. Please refer to Instruction 6 to Item 404(a)(6) of Regulation S-K for guidance.

The Company has revised and expanded the disclosure regarding certain related party transactions on page 147 of the Revised Draft to detail the amount of securities sold and the price paid for each transaction in response to the Staff’s comment. The Company has also added related party transaction disclosure with respect to Mr. del Valle Perochena on page 147 of the Revised Draft in response to the Staff’s comment.

28.	Based on your disclosure on page 144, indicating that Mr. del Valle Perochena owns 16.625% of the partnership interests of MBG Investors I, L.P., serves as its general partner, and serves as a director of your company, please revise your disclosure regarding the first related party transaction to disclose Mr. del Valle Perochena’s interest as a related party to the transaction. Please refer to Item 404(a)(2) and Instruction 6 to Item 404(a) of Regulation S-K for guidance.

The Company has revised the disclosure on page 147 of the Revised Draft to disclose Mr. del Valle Perochena’s interest in the MBG Investors I. L.P. transactions in response to the Staff’s comment.

Description of Capital Stock, page 148

29.	You refer to Series A and B Preferred Stock under Description of Capital Stock but to Series E and F Preferred Stock in the footnotes to the financial statements. Please revise you disclosure to ensure consistency.

The Company has added disclosure on page 150 of the Revised Draft clarifying that, in the Reincorporation merger, Series E Preferred Stock of Byline Illinois will be replaced with Series A Preferred Stock of Byline Delaware, which has substantially similar rights and privileges to the Series E Preferred Stock, and the Series F Preferred Stock of Byline Illinois will be replaced with Series B Preferred Stock of Byline Delaware, which has substantially similar rights and privileges to the Series F Preferred Stock.

Consolidated Financial Statements

Byline Bancorp, Inc. and Subsidiaries

Consolidated Statements of Financial Condition, page F-3

30.	Please provide the disclosures pursuant to Rule 9-03.10 4 (a) of Regulation S-X with regard to Other Real Estate Owned.

The Company has revised the disclosure on page F-4 in response to the Staff’s comment.

31.	It appears that you have reflected the amount of 1,050 preferred shares subscribed as issued and outstanding at December 31, 2016. Please show the dollar amount of any shares subscribed but unissued, and show the deduction of subscriptions receivable therefrom or tell us how you have recorded this subscription in the financial statements. Please also show the changes in the Series F 7.5% fixed non-cumulative perpetual preferred stock for 2016 pursuant to Rule 5-02.28 of Regulation S-X.

The Company has revised the disclosure on page F-3 in response to the Staff’s comment to refer to Footnote 25 for additional detail.

During 2016, the Company authorized 50,000 shares of Series F 7.50% fixed-to-floating non-voting, non-cumulative perpetual preferred stock with a liquidation preference of $1,000 per share. The Company issued 9,388 shares as of December 31, 2016. In addition, the Company received signed commitments from investors to purchase an additional 1,050 shares. Both the issuance and subscription of preferred stock are reflected as increases in shareholders’ equity during 2016. The subscription receivable is reflected as an increase in other assets as of December 31, 2016. The 1,050 shares were issued and payment therefor was received in January 2017.

As disclosed in Note 20 – Related Party Transactions of the Byline financial statements, $100,000 of the $1,050,000 subscription receivable was outstanding from a related party. Since the receivable from the related party was paid in cash prior to the publication of the financial statements and proper disclosures were made, the amount recorded as a receivable was properly presented in other assets and not reflected as a deduction from shareholders’ equity.

32.	For each class of common shares please state, on the face of the balance sheet, the number of shares issued or outstanding, as appropriate pursuant to Rule 5-02.29 of Regulation S-X.

The Company has revised the disclosure on page F-3 in response to the Staff’s comment.

Consolidated Statements of Operations for The Years Ended December 31, 2016 and December 31, 2015, page F-4

33.	Please revise the Statements of Operations to present the Net gains (losses) on sales and valuation adjustments of other real estate owned in Noninterest Expense pursuant to Rule 9-04.14 (d) of Regulation S-X. In addition, revise the related sections of the filing, appropriately.

The Company has revised the disclosure on pages F-4 and 78 in response to the Staff’s comment.

Note 2 – Recently Issued Accounting Pronouncements, page F-20

34.	Please refer to SAB Topic 11 M and expand the disclosure to state when the company will adopt the recently issued accounting standards, assuming it remains an Emerging Growth Company as of such date.

The Company has revised the disclosure beginning on page F-20 in response to the Staff’s comment.

Note 10 – Income Taxes, page F-44

35.	You disclose that the income tax benefit for the year ended December 31, 2016 was primarily attributable to the reversal of the company’s deferred tax valuation allowance of $61.4 million. Management concluded that no valuation allowance was necessary as a result of the Ridgestone acquisition. This determination was based on Ridgestone’s actual pre-tax income over the prior three years, and pro-forma combined earnings for the Company and Ridgestone over the prior three years, as well as management’s expectations for sustainable profitability in the future. Please address the following:

•	Provide us your accounting analysis that details all of the relevant facts and circumstances, the significant positive and negative evidence considered and how such evidence was weighted, and identify the specific accounting guidance that supports your decision to reverse all of the deferred tax asset valuation allowance during 2016 since you appear to be in in a cumulative net loss position for the prior three years at December 31, 2016;

•	Provide us an analysis of your historical taxable income, projected future tax or GAAP income and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets; and

•	For your projections of future tax or GAAP income in your analysis provided to us, identify the most significant inputs and assumptions, provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections, provide specific evidence which supports the inputs and assumptions, and provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

The Company is separately sending to your attention, on a confidential and supplemental basis, the analyses requested by the Staff, along with the most significant inputs and assumption and a discussion thereof and specific evidence supporting the inputs and assumptions. The Company is requesting that such materials be returned promptly following completion of the Staff’s review thereof and are requesting confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

Note 11 – Federal Home Loan Bank Advances, page F-46

36.	Please disclose the available borrowing capacity at the FHLB at December 31, 2016 pursuant to Rule 5-02.22 of Regulation S-X.

The Company has revised the disclosure on page F-47 in response to the Staff’s comment.

* * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4175 or by email (clarkinc@sullcrom.com) or Steven Borenstein at (212) 558-3055 or by email (borensteins@sullcrom.com).

Yours truly,
/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Joshua Dilk

Chris Harley

Gus Rodriguez

(Securities and Exchange Commission)

Alberto J. Paracchini

(Byline Bancorp, Inc.)